Exhibit 99.1

Orrick, Herrington & Sutcliffe LLP

51 WEST 52ND STREET

NEW YORK, NEW YORK 10019-6142

September 28, 2016

Credit Suisse AG
Paradeplatz 8
CH 8001 Zurich, Switzerland

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of each pricing supplement or term sheet, as applicable, identified in Exhibit A attached hereto (each, a “Pricing Supplement”), to the underlying supplement and product supplement referenced therein, if applicable, to the prospectus supplement dated May 4, 2015 for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated May 4, 2015 contained in the Company’s Registration Statement (No. 333-202913) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Material U.S. Federal Income Tax Considerations” in each Pricing Supplement and “Material United States Federal Income Tax Considerations” or “Material U.S. Federal Income Tax Considerations”, as applicable, in each related product supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to each Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us in each Pricing Supplement and related product supplement. By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,
/s/ Orrick, Herrington & Sutcliffe LLP

Exhibit A

Title of Securities	Date of Pricing Supplement	Pricing Supplement No.
1 Year 6.75% per annum Autocallable Reverse Convertible Securities due September 28, 2017	September 23, 2016	F268
1 Year 8.50% per annum Autocallable Reverse Convertible Securities due September 28, 2017	September 23, 2016	F269
9.60% per annum Autocallable Yield Notes due March 28, 2018	September 23, 2016	F271
CS Notes due September 26, 2024	September 23, 2016	G113
Buffered Return Enhanced Notes due November 8, 2017	September 23, 2016	J616
Buffered Return Enhanced Notes due March 28, 2018	September 23, 2016	J617
Knock-Out Notes due December 28, 2017	September 23, 2016	J618
Knock-Out Notes due March 28, 2018	September 23, 2016	J619
Dual Directional Capped Knock-Out Notes due March 28, 2018	September 23, 2016	J620

Contingent Coupon Callable Yield Notes due September 28, 2018	September 23, 2016	J621
Barrier Notes due September 28, 2021	September 26, 2016	T879
7.25% 10 Year Callable Daily Range Accrual Securities due September 28, 2026	September 23, 2016	U1712
7.90% per annum Contingent Coupon Callable Yield Notes due September 28, 2021	September 23, 2016	U1713
10.65% per annum Contingent Coupon Autocallable Yield Notes due September 28, 2017	September 23, 2016	U1738
Trigger Autocallable Contingent Yield Notes	September 23, 2016	U1743AB
12.00% per annum Contingent Coupon Callable Yield Notes due September 30, 2019	September 23, 2016	U1745